UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No.    )

NANOBIOTIX S.A.

(Name of Issuer)

Ordinary Shares, €0.03 nominal value per share

(Title of Class of Securities)

63009J107**

(CUSIP Number)

December 15, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 63009J107

1	NAMES OF REPORTING PERSONS Invus Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,032,478(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,032,478(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,478(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Consists of 1,032,478 ordinary shares of the Issuer and 1,000,000 ADSs (as defined in Item 2(e)) held by Invus Public Equities, L.P.

13G

CUSIP No. 63009J107

1	NAMES OF REPORTING PERSONS Invus Public Equities Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,032,478(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,032,478(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,478(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of 1,032,478 ordinary shares of the Issuer and 1,000,000 ADSs (as defined in Item 2(e)) held by Invus Public Equities, L.P.

13G

CUSIP No. 63009J107

1	NAMES OF REPORTING PERSONS Artal Treasury Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,032,478(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,032,478(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,478(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of 1,032,478 ordinary shares of the Issuer and 1,000,000 ADSs (as defined in Item 2(e)) held by Invus Public Equities, L.P.

13G

CUSIP No. 63009J107

1	NAMES OF REPORTING PERSONS Artal International S.C.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,032,478(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,032,478(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,478(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of 1,032,478 ordinary shares of the Issuer and 1,000,000 ADSs (as defined in Item 2(e)) held by Invus Public Equities, L.P.

13G

CUSIP No. 63009J107

1	NAMES OF REPORTING PERSONS Artal International Management S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,032,478(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,032,478(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,478(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of 1,032,478 ordinary shares of the Issuer and 1,000,000 ADSs (as defined in Item 2(e)) held by Invus Public Equities, L.P.

13G

CUSIP No. 63009J107

1	NAMES OF REPORTING PERSONS Artal Group S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,032,478(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,032,478(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,478(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of 1,032,478 ordinary shares of the Issuer and 1,000,000 ADSs (as defined in Item 2(e)) held by Invus Public Equities, L.P.

13G

CUSIP No. 63009J107

1	NAMES OF REPORTING PERSONS Westend S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,032,478(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,032,478(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,478(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of 1,032,478 ordinary shares of the Issuer and 1,000,000 ADSs (as defined in Item 2(e)) held by Invus Public Equities, L.P.

13G

CUSIP No. 63009J107

1	NAMES OF REPORTING PERSONS Stichting Administratiekantoor Westend
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,032,478(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,032,478(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,478(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of 1,032,478 ordinary shares of the Issuer and 1,000,000 ADSs (as defined in Item 2(e)) held by Invus Public Equities, L.P.

13G

CUSIP No. 63009J107

1	NAMES OF REPORTING PERSONS Mr. Pascal Minne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,032,478(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,032,478(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,032,478(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 1,032,478 ordinary shares of the Issuer and 1,000,000 ADSs (as defined in Item 2(e)) held by Invus Public Equities, L.P.

Item 1(a).	Name of Issuer:

Nanobiotix S.A. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

60, rue de Wattignies, 75012 Paris, France

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship:

(i) Invus Public Equities, L.P. (“Invus Public Equities”)

750 Lexington Avenue, 30th Floor, New York, NY 10022

Citizenship: Bermuda limited partnership

(ii) Invus Public Equities Advisors, LLC (“Invus PE Advisors”)

750 Lexington Avenue, 30th Floor, New York, NY 10022

Citizenship: Delaware limited liability company

(iii) Artal Treasury Limited (“Artal Treasury”)

Suite 4, Borough House, rue du Pré, St. Peter Port, Guernsey GY1 3JJ

Citizenship: Guernsey company

(iv) Artal International S.C.A. (“Artal International”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg limited partnership

(v) Artal International Management S.A. (“Artal International Management”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(vi) Artal Group S.A. (“Artal Group”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(vii) Westend S.A. (“Westend”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(viii) Stichting Administratiekantoor Westend (the “Stichting”)

Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands

Citizenship: Netherlands foundation

(ix) Mr. Pascal Minne

8 Clos du Bocage, B-1332 Genval, Belgium

Citizenship: Belgium

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Ordinary Shares, €0.03 nominal value per share (the “Shares”)

Item 2(e).	CUSIP Number:

The CUSIP Number is 63009J107. This CUSIP applies to the American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, each representing one Share. No CUSIP has been assigned to the Shares.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

This Item 3 is not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 15, 2020, Invus Public Equities beneficially owned 2,032,478 Shares, consisting of: (i) 1,032,478 Shares and 1,000,000 ADSs directly held by Invus Public Equities. Invus PE Advisors, as the general partner of Invus Public Equities, controls Invus Public Equities and accordingly may be deemed to beneficially own the Shares beneficially owned by Invus Public Equities. Artal Treasury, as the managing member of Invus PE Advisors, controls Invus PE Advisors, and accordingly may be deemed to beneficially own the Shares that Invus PE Advisors may be deemed to beneficially own. Artal International, as its Geneva branch is the sole stockholder of Artal Treasury, may be deemed to beneficially own the Shares that Artal Treasury may be deemed to beneficially own. Artal International Management, as the managing partner of Artal International, controls Artal International and, accordingly, may be deemed to beneficially own the Shares that Artal International may be deemed to beneficially own. Artal Group, as the parent company of Artal International Management, controls Artal International Management and, accordingly, may be deemed to beneficially own the Shares that Artal International Management may be deemed to beneficially own. Westend, as the parent company of Artal Group, controls Artal Group and, accordingly, may be deemed to beneficially own the Shares that Artal Group may be deemed to beneficially own. The Stichting, as the majority stockholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the Shares that Westend may be deemed to beneficially own. Mr. Minne, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the Shares that the Stichting may be deemed to beneficially own.

(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Shares listed on such Reporting Person’s cover page. Calculations of the percentage of Shares beneficially owned assume 34,432,122 Shares outstanding following the closing of the Issuer’s initial public offering according to the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 11, 2020.

(c) Number of shares as to which the person has:

Invus Public Equities, Invus PE Advisors, Artal Treasury, Artal International, Artal International Management, Artal Group, Westend, The Stichting and Mr. Minne:

(i) Sole power to vote or to direct the vote:

2,032,478

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

2,032,478

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVUS PUBLIC EQUITIES, L.P.

By:	INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL TREASURY LIMITED

By:	/s/ Keith Le Poidevin
Name:	Keith Le Poidevin
Title:	Director

ARTAL INTERNATIONAL S.C.A.

By:	ARTAL INTERNATIONAL MANAGEMENT S.A., its managing partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Attorney-in-Fact for Pascal Minne, Sole Member of the Board

MR. PASCAL MINNE

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Attorney-in-Fact for Pascal Minne

Dated: December 23, 2020

EXHIBIT INDEX

Exhibit Number	Title

1.	Joint Filing Agreement

2.	Power of Attorney